EXHIBIT 12

       [LETTERHEAD OF FRIED, FRANK, HARRIS, SHRIVER & JACOBSON]

                                                          212-859-8005
January 20, 1998                                      (FAX: 212-859-8585)



VIA FAX & HAND DELIVERY

Frances Floriano Goins, Esq.
Squire, Sanders & Dempsey L.L.P.
4900 Key Tower
127 Public Square
Cleveland, Ohio 44114-1304

Dear Ms. Floriano Goins:

          We are special counsel to Gotham Partners, L.P. ("Gotham I") and Gotham Partners II, L.P. ("Gotham II"). (Gotham I and Gotham II, collectively, are the "Gotham Partnerships"). Together with co-counsel, David Weiner of Hahn, Loeser & Parks, we are writing to urge your client, First Union Real Estate Equity and Mortgage Investments ("First Union"), to desist from entrenchment tactics and harassing litigation in responding to Gotham I's nominations and proposal to be voted upon at First Union's upcoming Annual Meeting. Gotham I seeks to give First Union Beneficiaries/stockholders a choice about the company's future management, business direction and value maximization strategy, by allowing stockholders the option to vote for Gotham I's nominations and proposal. At a minimum, it is obviously in the interest of First Union and all of its stockholders to avoid unnecessary and wasteful costs and burdens during the forthcoming proxy contest. We believe the contest should be decided in a businesslike manner, with free stockholder choice, full disclosure, and a vote on the merits of the Trustee candidates and their plans for First Union.

          Any disputes between the parties should be resolved without litigation. If there is to be litigation, however, it should come after the April 14 Annual Meeting and stockholder vote, in order to avoid costly distraction during the proxy contest and premature judicial consideration of issues that may be mooted by the outcome of the contest. Accordingly, we are making the following demands and taking the following actions:

          1. As the first order of business, First Union's purported "notice of deficiency" with respect to Gotham I's notice, dated January 8, 1998 of Gotham I's nominations and proposal pursuant to
Article I, Section 7 of First Union's By-Laws ("Gotham I's Notice"), must be resolved immediately. Despite Gotham I's express request on page 2 of Gotham I's Notice that any questions be addressed to Mr. Sussman, the "notice of deficiency" was sent by Paul Levin, First Union's Secretary, in a letter to Gotham I, dated January 16, 1998, and was referenced in a lawsuit filed on that date, without any prior communication to Gotham I or to Mr. Sussman.

          We are enclosing a copy of Gotham I's letter response, dated as of today, to Mr. Levin's unexplained statement that Gotham I's Notice "does not satisfy the informational requirements of [First Union's By-Laws] and is therefore deficient." As Gotham I's letter explains, Mr. Levin's purported notice was defective and ineffectual. Moreover, we believe that Gotham I's Notice was in full compliance with the Trust and By-Laws as well as the informational requirements of Article I, Section 7(c) of the By-Laws. In any case, any information that was not provided was immaterial and any purported deficiency was similarly immaterial and did not require any further response.

          According to Mr. Levin's letter, "Gotham may provide curative information to the Secretary of the Trust within five (5) days from the date hereof [January 16, 1998]." Since the cure period ends tomorrow Wednesday, January 21, 1998, we require that you advise us by 2:00 p.m. today whether the Notice, as amended, is deemed effective and not deficient by First Union. If you cannot so advise me by that time, we ask that you be available this afternoon at 2:00 p.m. to join us in a conference call with the federal court (see Point 3 below), so that we may arrange for a hearing to be held at the Court's convenience tomorrow, Wednesday, January 21, 1998. At such hearing we plan to petition the Court for appropriate relief to protect the Gotham Partnerships from any claim that the informational requirements of First Union's By-Laws have not timely been met.

          2. This morning, the Gotham Partnerships have removed First Union's state court lawsuit to the United States District Court for the Northern District of Ohio, Eastern Division. Enclosed is a copy of the Notice of Removal. There is diversity between the parties and any litigation between First Union and the Gotham Partnerships will be in the context of a proxy contest with proxy violation claims subject to the federal court's exclusive jurisdiction.

          3. Despite our preference that disputes between the parties either be resolved without court intervention or subsequent to the vote at First Union's Annual Meeting, in order to protect the Gotham Partnerships' rights, we have filed counterclaims in the removed federal action. We are herewith serving the Answer and Counterclaim along with our initial discovery requests.

          4. As set forth in our federal counterclaims, First Union's management and Trustees have a fiduciary obligation to act in a manner consistent with the interests of First Union and its stockholders. While we have not named any individual counterclaim defendants, we reserve the Gotham Partnerships' right to do so should any individuals violate their fiduciary duties to the Trust and its stockholders.

          We look forward to hearing from you before 2:00 p.m. today, as requested above.

Sincerely,


/s/ Alexander R. Sussman                        /s/ David C. Weiner
--------------------------                      ------------------------
Alexander R. Sussman                            David C. Weiner



CC:      Paul F. Levin, Esq.